FORM C-AR
Annual Company Report 2019
3451 BENNING, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	3451 Benning LLC
State of Organization (not necessarily where the company operates, but the State in which the Company was formed)	District of Columbia
Date Company Was Formed (from the Company's Certificate of Incorporation)	November 28, 2017
Kind of Entity (Check One)	_____ Corporation __X___ Limited Liability Company _____ Limited Partnership
Street Address	3232 Georgia Avenue, Suite 100 Washington DC 20010
Website Address	https://www.neighborhooddevelopment.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Adrian Washington CEO & Founder, The Neighborhood Development Company, L.L.C. ("NDC"), Manager of 3451 Benning LLC	
All positions with the Company and How Long for Each Position	Position: CEO CEO	How Long 1999 - 2005 2006 - current
Business Experience During Last Three Years (Brief Description)	CEO of the Company, which is focused on urban real estate development and management	
Principal Occupation During Last Three Years	CEO of the Company	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name N/A	Business N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the company.

- This should be based on ownership at the end of last fiscal year.
- If your company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	The Neighborhood Development Company, L.L.C.
Name	Adrian Washington

§227.201(d) – The Company's Business and Business Plan
About the Project

3451 Benning LLC (the "Developer") is developing a retail site in the River Terrace neighborhood of Northeast Washington, DC consisting of approximately 13,000 square feet of land zoned to permit retail and residential development (the "Property"). The project will be a newly constructed expansion of a single-story retail building located at 3451 Benning Road, NE, Washington DC, along one of the major retail corridors in the city. Modeled after a Portland retail concept, this project aims to entice tenants that will appeal to hipsters, foodies, and more with an array of diverse retail offerings.

The project is planned to include approximately 6,500 square feet of ground floor retail, approximately 6,500 square feet of second floor space (the "Project"). In collaboration with our design, construction and advisory partners, we hope to establish a unique and desirable retail concept tailored to the DC market, with a design aesthetic that creates a thoughtful retail layout that can be delivered at a relatively low cost and fast timeline, since the existing building will be expanded instead of demolishing and building a new.

The Neighborhood Development Company, L.L.C. ("NDC") is the manager of 3451 Benning LLC. NDC owns two sites adjacent to the Property and is in discussions with additional neighboring property owners to acquire their sites, including hiring a broker to help with the negotiations. If these negotiations are successful, this will provide an opportunity to create a unique, vibrant and thriving group of community-oriented projects that combine retail, residential and exciting public space. If the

planned expansion of an existing light rail line that would pass and stop directly in front of the Project is approved, it should provide additional upside potential for land value appreciation.

The Developer closed on the Property on February 22, 2018. Design and permitting, as of February 2019, is 90% complete. Approximately 9 months of construction is anticipated, and pre-leasing has begun with several letters of intent expected to be executed soon.

Past Project Schedule

February 2018 - Closed on property.

March 2018 - Began predevelopment.

July 2018 – Began pre-leasing.

Anticipated Project Schedule

March 2019 - Begin demolition and construction.

September 2019 - Begin tenant fit out.

December 2019 - Construction ends.

January 2020 - Fully occupied.

About the Team

Adrian G. Washington is the founder and CEO of Neighborhood Development Company, the manager of 3451 Benning LLC. Mr. Washington has over 25 years of experience in urban real estate development, construction and management. He founded NDC in 1999 and served as President from 1999-2005. From 2005 until early 2007, Adrian took a leave of absence to serve as the President and CEO of the Anacostia Waterfront Corporation (AWC), the entity charged with leading a $10 billion, 20-year initiative to revitalize Washington, DC's Anacostia Waterfront and surrounding communities. Adrian grew up in the city's Anacostia neighborhood and is a lifelong resident of DC. He received his B.S. in Economics and Political Science from Stanford University and his M.B.A. in Marketing and Finance from the Harvard Business School. And he has received numerous individual awards reflecting his leadership in the development industry.

NDC focuses on real estate development that revitalizes emerging urban neighborhoods while respecting the rich diversity of their existing fabric. Founded in 1999, NDC has developed over 700,000 square feet of real estate and has projects currently under development that total over 500,000 square feet. In addition, NDC is a joint-venture participant in several public-private partnerships in the area, including the now completed CityVista project, the State Center Project in Baltimore, and City Center, which has now completed construction. Collectively, these projects represent over 3.7 million square feet of mixed-use space.







NDC has won numerous awards during the past 17 years including:

- Inc. Magazine – America's 5000 Fastest Growing Companies
- Washington Business Journal – 50 Fastest Growing Companies, DC's 100 Top Private Companies
- Black Enterprise Magazine – BE 100 Top Black-Owned Businesses

NDC's projects, including The Residences at Georgia Avenue, Lamont Street Lofts, Lofts at Brightwood, and CityVista have all received numerous design and development awards. Adrian Washington has also received many honors and awards for his thought leadership in the industry. Other representative projects include CityCenter, DC, 3232 Georgia Residences and Retail and 1100 Eastern. Other key personnel at NDC include Diarra McKinney, Michaela Kelinksy and Michael Giuloni. You can read more about the team at NDC's website.

About the Change

SMALL CHANGE INDEX ©

MOBILITY		SUSTAINABILITY		ECONOMIC VITALITY	
Walkscore	✓	Adaptive Reuse/Brownfield Site	✓	10 Jobs Created	✓
Bikescore	✓	Green Building Practices	✓	More than 10 Jobs Created	
Dedicated Bike Lane	✓	Minimized Site Disturbance	✓	In an Underserved Community	✓
Transit Score	✓	Principal City	✓	Activates the Street	✓
Business Corridor within 1 mile	✓	Park or Plaza	✓	"Third Place" nearby	✓
Bike Racks	✓	Reduced Parking Footprint	✓	Incubator/Co-working space	
Mobility services available	✓	Fresh Food Access within 1 mile	✓	Transit-oriented development (TOD)	

About the Offering

The Company engaged in two simultaneous offerings of its securities through which investors purchased securities in the form of limited liability interests in the Company. We refer to these as "Investor Shares." A total of $257,000 was raised through both offerings on the Small Change platform. Investors in this offering have the same rights and receive distributions and returns on the same basis as all other investors in the Company. Each investor's percentage membership interest in the Company was determined by dividing the dollar amount of each investor's investment by the aggregate amount of all equity investments in the Company, including those made by the earlier private placement investors and NDC and/or its affiliates. Ownership shares were calculated as described in the table below:

Total Equity Required	$1,163,837
Small Change Offering	$600,000.00
Price of 1 Security	$1.00
Ownership share of 1 security	0.000086%
Ownership with an investment of $1,000	0.08590%
Ownership with an investment of $2,500	0.2148%

Investors, including NDC and/or its affiliates (in its capacity as an investor), have contributed 100% of the required equity financing during the pre-development phase, and will receive 100% of the Net Cash Flow (as defined in the LLC Agreement) from the operations of the Project until the Project is sold. Once sold, after all debts have been paid, investors including NDC and/or its affiliates (in its capacity as an investor), will receive 70% of any profits and NDC and/or its affiliates will receive 30% on an equal basis.

About the Market

River Terrace is a middle-class neighborhood made up of row houses, duplexes and rental apartment buildings. The neighborhood has recreational assets, including a Capital Bikeshare, a park with basketball courts, tennis courts, baseball field, grills and picnic tables, and nearby Langston public golf course. There is a well-designed trail along the Anacostia River providing neighbors with high quality-of-life walking and biking benefits. The site is adjacent to Interstate 295, making getting in and out of the city easy. But until now, the neighborhood has lacked one thing -- a larger commercial retail core where residents can shop, eat, meet and play. This kind of destination-oriented businesses within this market has the potential to grow substantially during the next five years.

The Project will have good access. The site is approximately three quarters of a mile from the Minnesota Avenue Metrorail Station on the Orange Line, or about a fifteen-minute walk. The X2 bus, an express bus that travels to Gallery Place and Lafayette Square in Downtown Washington D.C., stops along Benning Road. Vehicular access is excellent - one block to the east are the entrance/exit ramps to the Anacostia Freeway (Route 295). Benning Road in this location has high visibility with over 35,000 vehicle trips per day, while Interstate 295 receives over 127,000 vehicle trips per day, per the District Department of Transportation Traffic count map for February 2017 below.



Benning Road also crosses the Anacostia River and quickly arrives at the H Street Corridor and Capitol Hill. It provides quick access to and from Downtown Washington, DC. And the Benning Road/H Street Corridor/Minnesota Avenue neighborhood, and some of its many well-known destinations, such as Safeway, Whole Foods, and Walmart.

A number of substantial developments are planned for and have been recently completed nearby, including three multifamily apartment buildings with 283 units along Benning Road, completed in December 2017; a 110,000-square foot office building proposed in Parkside, half a mile from the site, and eight multifamily apartments buildings with 700 units proposed less than two miles away.

Other market highlights include the revitalization of Benning Road and Minnesota Avenue in Northeast Washington, a limited retail pipeline in this neighborhood and the planned extension of the H Street Street-Car.

When complete, the Project will have approximately 6,854 square feet of ground level retail and 2,960 square feet of mezzanine space, which will be leased at a market rent of approximately $35 per square foot, triple net (NNN). Based on current market conditions, the rent has the potential to increase to $40 per square foot.

The table below summarizes recent market rent comparables near the neighborhood. Due to these current comparables and other market attributes, the neighborhood appears to be attractive for projects that bring new retail and restaurant concepts. Because of our unique concept and the smaller module sizes of the Project's retail bays (creating a lower "sticker price" for potential tenants), rents have the potential to exceed the market comparables. However, higher rents have not been built into the Project's financial projections.

Map ID	ADDRESS	FLOOR	BASE RENT PER SQFT	LEASE TYPE	SQFT	TENANT	SIGN DATE
1	Park 7- 4020 Minnesota Ave NE	1st	$32.00	Triple Net	1,582	Not Specified	09/13/2017
1	Park 7- 4020 Minnesota Ave NE	1st	$32.00	Triple Net	1,500	Not Specified	08/02/2016
1	Park 7- 4020 Minnesota Ave NE	1st	$35.00	Triple Net	2,375	Pop Eyes	07/20/2015
1	Park 7- 4020 Minnesota Ave NE	1st	$35.00	Triple Net	2,188	Sala Thai	07/20/2015
1	Park 7- 4020 Minnesota Ave NE	1st	$35.00	Triple Net	1,478	Dunkin' Donuts	07/20/2015
2	4047-4063 Minnesota Ave	1st	$31.74	Triple Net	1,520	Reliance Pharmacy	08/25/2014
2	4047-4063 Minnesota Ave	1st	$33.00	Triple Net	910	Not Specified	06/20/2014
2	4047-4063 Minnesota Ave	1st	$33.55	Single Net	1,520	Sharks Fish & Chicken	04/11/2012
2	4047-4063 Minnesota Ave	1st	$33.55	Single Net	1,520	PA 7 Management	02/01/2012
2	4047-4063 Minnesota Ave	1st	$33.55	Single Net	1,520	Not Specified	05/15/2012
2	4047-4063 Minnesota Ave	1st	$37.58	Single Net	910	Not Specified	07/14/2011
2	4047-4063 Minnesota Ave	1st	$37.50	Single Net	1,520	Mattress Outlet LLC	08/05/2011





Key Deal Points

- Retail space designed to attract an underserved pool of customers ⬚
- Walkable location with access to Metro and other public transportation
- Experienced development team
- Matter-of-Right development (no rezoning required)
- Anticipated annual cash flow plus lump sum payment at exit ⬚

About the Finances

Total acquisition and development costs of approximately $5.34 million. The capital stack includes

- A construction loan of $3.432 million has been secured;
- An interest-only loan, in the amount of $400,000 provided by the seller; and
- A term sheet has been received from Enterprise Community Partners for $636,252, the balance required to complete the capital needs at 3.5% interest.

In 2023, the third year after the Project is stabilized, the Developer expects to pay down the acquisition and construction loan with a permanent loan of approximately $4.447 million. The Developer anticipates refinancing once the project is stabilized, followed by a sale after the fifth to seventh year of operations. After all debts have been paid and reserves established, investors, including NDC and/or its affiliates (in its capacity as an investor), will receive 70% of any profits and NDC and/or its affiliates will receive 30% on an equal basis.

The Project has raised $812,000 in total equity including $100,000 invested by NDC and/or an affiliate on the same terms as the other Investors. Investors, including NDC and/or an affiliate (in its capacity as an investor), have contributed 100% of the required equity financing during the pre-development phase, and therefore will receive 100% of the annual cash flow from the operations of the Project.

During the holding period, the Developer expects Net Operating Income from operations to increase from approximately $370,500 in 2020 to approximately $403,855 in 2023. For a detailed operating budget, review *Exhibit A: Updated Budget*

Investor Return

The Developer anticipates refinancing once the project is stabilized, followed by a sale after the fifth to seventh year of operations. All distributions will be made in the following order of priority, after loans and other costs have been repaid:

- First, investors, including NDC or an affiliate in its role as an investor member, will receive 100% of all distributions from the project until the property Is sold.
- Second, investors including NDC in its role as an investor member, will receive a 70% pro rata split of the profit upon refinancing or sale of the building.

The tables below illustrate an estimate of return to Investors assuming a $1,000 investment made and assuming a sale or refinancing of the project in year five with a 6% or a 6.5% market cap rate. More detail can be found in *Exhibit A: Updated Budget.*

Cash available for distribution	6% Cap Rate	6.5% Cap Rate
Sales price	$6,999,843	$6,461,394
Net sales proceeds	$6,789,848	$6,267,552
Balance of loan	($4,930,651)	($4,551,373)
Balance of seller loan	($400,000)	($400,000)
Closing costs	($24,000)	($24,000)
Profit from sales	**$1,435,197**	**$1,292,179**

Return on $1,000 investment	6% Cap Rate	6.5% Cap Rate
Total investors	$837,277	$835,764
Total investor cash flow over 5 years (100%)	$1,282,617	$987,181
Cash flow return to $1000 investor	**$1,532**	**$1,181**
70% of profit from sales	$1,004,638	$904,525
Profit return to $1000 investor	**$1,200**	**$1,082**
Total return on $1000 investment	**$2,732**	**$2,263**

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All

investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.
- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase Investor Shares, you will become one of the owners of the Company, a District of Columbia limited liability company. Your ownership percentage in the Company will be determined by dividing the dollar amount of your investment by the aggregate dollar amount of all equity investments in the Company, including those made by NDC and/or an affiliate and those made by the investors in the earlier private placement offering, and will be governed by the Amended and Restated Operating Agreement of the Company dated January 16, 2018, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement."

Your Right to Distributions

While the Company owns the project and if the project is profitable, the Company may make distributions of Net Cash Flow (as defined in the LLC Agreement) to its owners from time to time. One-hundred percent (100%) of all Net Cash Flow distributions will be distributed to investors members (including NDC and/or an affiliate in its role as an investor member) according to their percentage membership interest in the Company.

Upon sale or refinancing of the project or dissolution of the Company distributed as follows:

- First, to pay all debts (including mortgage loans) and liabilities of the Company;

- Second, to pay all expenses related to the sale or refinancing of the project, or dissolution of the Company, and the establishment of reasonable reserves; and

- Third, on an equal basis, 70% of any remaining cash will be distributed to investor members (including NDC and/or its affiliate in its role as an investor member) and 30% to NDC, as Manager.

Obligation to Contribute Capital

Once you pay for your Membership Interest, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes, you will be a passive investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.

- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.

- For a period of one year, you won't be allowed to transfer your Investor Shares, except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Membership Interests

The terms of the Investor Shares may not be modified or amended.

One Class of Securities

As of now, the Company has only one class of securities. The investors in this Offering, the Investors from the prior private placement offering, and NDC and/or an affiliate will own all the Shares in the Company.

The owners of the Investor Shares have the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to admit additional members to the Company for the purpose of raising additional equity for the Company. In such event, your ownership in the Company will be diluted and your percentage membership interest in the Company reduced accordingly.

The Person Who Controls the Company

Mr. Adrian Washington owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Washington effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.

- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.

- The Manager could decide to hire itself or its affiliates or Mr. Washington or his relatives to perform services for the Company, provided rates of compensation are not higher than fair market value.

- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.

- The Manager decides on renting the project, including the terms of any lease.

- The Manager decides how much of its own time to invest in the project.

- The Manager could decide to raise more money from other investors on the same terms on which you have invested in the Company, resulting in a dilution of your Investor Membership Interest.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a company comes with risks, including these:

- The risk that the person running the company will do a bad job.

- The risk that the person running the company will die, become ill, or just quit, leaving the company in limbo.

- The risk that your interests and the interests of the person running the company aren't really aligned.

- The risk that you'll be "stuck" in the company forever.

- The risks that the actions taken by the person running the company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date (due date)	Other Important Terms

| FVC Bank | $610,857.43 | 5.75% | Feb 22, 2021 (with extension option) | Variable |
| Seller Note (Shirley T. Jones) | $378,000.00 | 6% | April 22, 2023 | Fixed |

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
April, 2018	___ Rule 506(b) ___ Rule 506(c) ___ Rule 504 _X_ Other	___ Common Stock _X_ Preferred Stock ___ Debt ___ Convertible Note ___ Other	$455,000	For pre-development expense

227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or

- Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
- Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Development Fee	*/	Neighborhood Development Company, L.L.C.	Managing Member	$205,450
Construction Management Fee	*/	Neighborhood Development Company, L.L.C.	Managing Member	$91,046

227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, the Company acquired the land, designed and permitted the Project and secured the General Contractor.

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit B: 2018 Financial Report*.

Capital Resources

The Company has raised approximately $837,000 in total equity including the funds raised on the Small Change platform and approximately $100,000 invested by NDC and/or an affiliate on the same terms as the other Investors. The capital stack also includes: a construction loan of $3.432 million; an interest-only loan, in the amount of $400,000 provided by the seller; and subordinate loan from Enterprise Community Partners for the amount $636,252.

The Company has no ready access to additional capital.

Changes and Trends

Since the date of our original Form C, there have been no material changes in the financial condition or operations of the Company except as described above.

227.201(x) – Our Compliance with Reporting Obligations

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never failed to file the reports required by Regulation Crowdfunding.

Exhibit A: Updated Budget

Annual Cash Flow – Stabilized with 6.0% CAP RATE

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Year	1	2	3	4	5	6	7	8	9	10
Retail Income	390,000	401,700	413,751	426,164	438,948	452,117	465,680	479,651	494,040	508,862
Parking Income	936	964	993	1,023	1,053	1,085	1,118	1,151	1,186	1,221
Other Income (ATM)	1,860	1,916	1,973	2,032	2,093	2,156	2,221	2,288	2,356	2,427
PGI	392,796	404,580	416,717	429,219	442,095	455,358	469,019	483,090	497,582	512,510
(less) Vacancy	(19,640)	(20,229)	(20,836)	(21,461)	(22,105)	(22,768)	(23,451)	(24,154)	(24,879)	(25,625)
(less) Collection & Credit Loss	-	-	-	-	-	-	-	-	-	-
EGI	373,156	384,351	395,881	407,758	419,991	432,590	445,568	458,935	472,703	486,884
plus: CAM Reimbursement	91,000	92,820	94,676	96,570	98,501	100,471	102,481	104,530	106,621	108,753
plus: Management Fee Reimbursement	18,658	19,218	19,794.07	20,388	21,000	21,630	22,278	22,947	23,635	24,344
Total Income	482,814	496,388	510,352	524,716	539,491	554,691	570,327	586,412	602,959	619,982
(less) CAM Expenses	(91,000)	(92,820)	(94,676)	(96,570)	(98,501)	(100,471)	(102,481)	(104,530)	(106,621)	(108,753)
(less) Management Expenses	(18,658)	(19,218)	(19,794)	(20,388)	(21,000)	(21,630)	(22,278)	(22,947)	(23,635)	(24,344)
NET OPERATING INCOME (NOI)	373,156	384,351	395,881	407,758	419,991	432,590	445,568	458,935	472,703	486,884
Return on Cost	6.97%	7.18%	7.40%	7.62%	7.85%	8.08%	8.32%	8.57%	8.83%	9.10%
Financing Expense										
Permanent Loan Payment (Senior)	(208,765)	(208,765)	(324,860)	(324,860)	(324,860)	(324,860)	(324,860)	(324,860)	(324,860)	(324,860)
Permanent Loan Payment (Mezz)	(22,269)	(37,299)	(37,299)	-	-	-	-	-	-	-
Permanent Loan Payment (Seller Note)	(24,000)	(24,000)	(24,000)	(24,000)	(24,000)	-	-	-	-	-
Replacement Reserve	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)
Net Cash Flow	111,622	107,787	3,223	52,398	64,630	101,230	114,208	127,575	141,343	155,524
DSCR	1.46	1.42	1.03	1.17	1.20	1.33	1.37	1.41	1.46	1.50
Sale of Asset										
NET OPERATING INCOME (NOI)	373,156	384,351	395,881	407,758	419,991	432,590	445,568	458,935	472,703	486,884
Capitalization Rate (%)	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Valuation	6,219,270	6,405,848	6,598,024	6,795,964	6,999,843	7,209,838	7,426,134	7,648,918	7,878,385	8,114,737
Valuation ($/NSF)	478	493	508	523	538	555	571	588	606	624
Valuation ($/FAR) - assuming 1.0 FAR	476	490	504	520	535	551	568	585	602	620
Valuation ($/FAR) - assuming 3.0 FAR	159	163	168	173	178	184	189	195	201	207
Cost of Sales (%)	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Net Sale Proceeds	6,032,692	6,213,673	6,400,083	6,592,085	6,789,848	6,993,543	7,203,350	7,419,450	7,642,034	7,871,295
Debt Paydown										
Beginning Balance (Senior)	3,479,420	3,479,420	5,109,550	5,052,941	4,993,360	4,930,651	4,864,650	4,795,184	4,722,071	4,645,120
Payment	208,765	208,765	324,860	324,860	324,860	324,860	324,860	324,860	324,860	324,860
Principal	-	-	56,609	59,581	62,709	66,001	69,466	73,113	76,952	80,991
Interest	208,765	208,765	268,251	265,279	262,151	258,859	255,394	251,747	247,909	243,869
Ending Balance	3,479,420	3,479,420	5,052,941	4,993,360	4,930,651	4,864,650	4,795,184	4,722,071	4,645,120	4,564,128
Debt Paydown										
Beginning Balance (Mezz)	636,252	636,252	621,222							
Payment	22,269	37,299	37,299							
Principal	-	15,030	15,556							
Interest	22,269	22,269	21,743							
Ending Balance	636,252	621,222	605,667							
Loan Proceed			$942,957							
Seller's Financing Paydown										
Beginning Balance	400,000	400,000	400,000	400,000	400,000					
Interest	24,000	24,000	24,000	24,000	24,000					
Interest Only Payment	24,000	24,000	24,000	24,000	424,000					
Cash Flow From Asset ($837,277)	$111,622	$107,787	$946,180	$52,398	$1,499,827	$0	$0	$0	$0	$0
Total Cash Flow From Asset $1,880,536										

Annual Cash Flow - Stabilized with 6.5% CAP RATE

		2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Year		1	2	3	4	5	6	7	8	9	10
Retail Income		390,000	401,700	413,751	426,164	438,948	452,117	465,680	479,651	494,040	508,862
Parking Income		936	964	993	1,023	1,053	1,085	1,118	1,151	1,186	1,221
Other Income (ATM)		1,860	1,916	1,973	2,032	2,093	2,156	2,221	2,288	2,356	2,427
PGI		**392,796**	**404,580**	**416,717**	**429,219**	**442,095**	**455,358**	**469,019**	**483,090**	**497,582**	**512,510**
(less) Vacancy		(19,640)	(20,229)	(20,836)	(21,461)	(22,105)	(22,768)	(23,451)	(24,154)	(24,879)	(25,625)
(less) Collection & Credit Loss		-	-	-	-	-	-	-	-	-	-
EGI		**373,156**	**384,351**	**395,881**	**407,758**	**419,991**	**432,590**	**445,568**	**458,935**	**472,703**	**486,884**
plus: CAM Reimbursement		91,000	92,820	94,676	96,570	98,501	100,471	102,481	104,530	106,621	108,753
plus: Management Fee Reimbursement		18,658	19,218	19,794.07	20,388	21,000	21,630	22,278	22,947	23,635	24,344
Total Income		**482,814**	**496,388**	**510,352**	**524,716**	**539,491**	**554,691**	**570,327**	**586,412**	**602,959**	**619,982**
(less) CAM Expenses		(91,000)	(92,820)	(94,676)	(96,570)	(98,501)	(100,471)	(102,481)	(104,530)	(106,621)	(108,753)
(less) Management Expenses		(18,658)	(19,218)	(19,794)	(20,388)	(21,000)	(21,630)	(22,278)	(22,947)	(23,635)	(24,344)
NET OPERATING INCOME (NOI)		**373,156**	**384,351**	**395,881**	**407,758**	**419,991**	**432,590**	**445,568**	**458,935**	**472,703**	**486,884**
Return on Cost		*6.98%*	*7.19%*	*7.40%*	*7.62%*	*7.85%*	*8.09%*	*8.33%*	*8.58%*	*8.84%*	*9.10%*
Financing Expense											
Permanent Loan Payment (Senior)		(208,598)	(208,598)	(299,871)	(299,871)	(299,871)	(299,871)	(299,871)	(299,871)	(299,871)	(299,871)
Permanent Loan Payment (Mezz)		(22,269)	(37,299)	(37,299)	-	-	-	-	-	-	-
Permanent Loan Payment (Seller Note)		(24,000)	(24,000)	(24,000)	(24,000)	(24,000)					
Replacement Reserve		(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)	(6,500)
Net Cash Flow		**111,790**	**107,955**	**28,212**	**77,387**	**89,619**	**126,219**	**139,197**	**152,564**	**166,332**	**180,513**
DSCR		**1.46**	**1.42**	**1.10**	**1.26**	**1.30**	**1.44**	**1.49**	**1.53**	**1.58**	**1.62**
Sale of Asset											
NET OPERATING INCOME (NOI)		373,156	384,351	395,881	407,758	419,991	432,590	445,568	458,935	472,703	486,884
Capitalization Rate (%)		6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%	6.50%
Valuation		**5,740,865**	**5,913,091**	**6,090,483**	**6,273,198**	**6,461,394**	**6,655,236**	**6,854,893**	**7,060,539**	**7,272,356**	**7,490,526**
Valuation ($/NSF)		**442**	**455**	**468**	**483**	**497**	**512**	**527**	**543**	**559**	**576**
Valuation ($/FAR) - assuming 1.0 FAR		**439**	**452**	**466**	**480**	**494**	**509**	**524**	**540**	**556**	**573**
Valuation ($/FAR) - assuming 3.0 FAR		**146**	**151**	**155**	**160**	**165**	**170**	**175**	**180**	**185**	**191**
Cost of Sales (%)		3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Net Sale Proceeds		**5,568,639**	**5,735,698**	**5,907,769**	**6,085,002**	**6,267,552**	**6,455,578**	**6,649,246**	**6,848,723**	**7,054,185**	**7,265,810**
Debt Paydown											
Beginning Balance (Senior)		3,476,630	3,476,630	4,716,510	4,664,256	4,609,258	4,551,373	4,490,449	4,426,326	4,358,837	4,287,805
Payment		208,598	208,598	299,871	299,871	299,871	299,871	299,871	299,871	299,871	299,871
Principal		-	-	52,254	54,998	57,885	60,924	64,123	67,489	71,032	74,761
Interest		208,598	208,598	247,617	244,873	241,986	238,947	235,749	232,382	228,839	225,110
Ending Balance		**3,476,630**	**3,476,630**	**4,664,256**	**4,609,258**	**4,551,373**	**4,490,449**	**4,426,326**	**4,358,837**	**4,287,805**	**4,213,043**
Debt Paydown											
Beginning Balance (Mezz)		636,252	636,252	621,222	-	-	-	-	-	-	-
Payment		22,269	37,299	37,299	-	-	-	-	-	-	-
Principal		-	15,030	15,556	-	-	-	-	-	-	-
Interest		22,269	22,269	21,743	-	-	-	-	-	-	-
Ending Balance		**636,252**	**621,222**	**605,667**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Loan Proceed				$572,219							
Seller's Financing Paydown											
Beginning Balance		400,000	400,000	400,000	400,000	400,000	-	-	-	-	-
Interest		24,000	24,000	24,000	24,000	24,000	-	-	-	-	-
Interest Only Payment		**24,000**	**24,000**	**24,000**	**24,000**	**424,000**	**-**	**-**	**-**	**-**	**-**
Cash Flow From Asset	**($835,764)**	**$111,790**	**$107,955**	**$600,431**	**$77,387**	**$1,381,799**	**$0**	**$0**	**$0**	**$0**	**$0**
Total Cash Flow From Asset	**$1,443,596**										

ACQUISITION PHASE

SOURCES OF FUNDS

	%	/ NSF	/ GSF	NDC Pro Forma
Acquisition Loan	30%	$40.26	$26.68	$523,361
Seller Financing	23%	$30.77	$20.39	$400,000
Friends and Family	32%	$42.69	$28.29	$555,000
NDC Additional Equity	14%	$18.72	$12.40	$243,323
Total Sources	**100%**	**$132.44**	**$87.76**	**$1,721,684**

USES OF FUNDS

	%	/ NSF	/ GSF	NDC Pro Forma
Land Closing Cost	7%	$9.36	$6.20	$121,684
Land Costs - Acquisition	93%	$123.08	$81.56	$1,600,000
Total Uses	**100%**	**$132.44**	**$87.76**	**$1,721,684**

PREDEVELOPMENT & CONSTRUCTION PHASE

SOURCES OF FUNDS

	%	/ NSF	/ GSF	NDC Pro Forma
Prede./ Construction Loan	87%	$241.66	$160.14	$3,141,539
Small Change/NDC	13%	$37.34	$24.74	$485,425
Total Sources	**100%**	**$279.00**	**$184.88**	**$3,626,964**

USES OF FUNDS

	%	/ NSF	/ GSF	Total
Soft Costs	31%	$85.68	$56.78	$1,113,820
Hard Costs	65%	$182.09	$120.66	$2,367,126
Interest Reserve	4%	$11.23	$7.44	$146,018
Total Uses	**100%**	**$279.00**	**$184.88**	**$3,626,964**

TOTAL DEVELOPMENT

SOURCES OF FUNDS

	%	/ NSF	/ GSF	Total
Acquisition Loan	10%	$40.26	$26.68	$523,361
Prede./ Construction Loan	59%	$241.66	$160.14	$3,141,539
Seller Financing	7%	$30.77	$20.39	$400,000
1st Round Equity	10%	$42.69	$28.29	$555,000
Subordinated Debt & NDC	14%	$56.06	$37.15	$728,747
Total Sources	**100%**	**$411.43**	**$272.64**	**$5,348,647**

USES OF FUNDS

	%	/ NSF	/ GSF	Total
Land Costs	30%	$123.08	$81.56	$1,600,000
Land Closing Cost	2%	$9.36	$6.20	$121,684
Hard Costs	44%	$182.09	$120.66	$2,367,126
Soft Costs	21%	$85.68	$56.78	$1,113,820
Reserves	3%	$11.23	$7.44	$146,018
Total Uses	**100%**	**$411.43**	**$272.64**	**$5,348,647**

Exhibit B: 2018 Financial Report

20th day of March, 2019

I, Adrian Washington, certify that:

1) The financial statements of 3451 Benning, LLC included in this form are true and complete in all material respects; and

2) Since 3451 Benning, LLC was formed in 2017, and there was no activity in 2017, no tax returns have been filed to date.

Signed   _____

DocuSigned by:

Adrian Washington

EF676D872DA4431...

Adrian Washington

Title: Manager of The Neighborhood Development Company, L.L.C., it's Manager

03/13/19
Accrual Basis

Benning LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
1011 · FVC Bank xxx0580	14,850.84
Total Checking/Savings	14,850.84
Other Current Assets	
1025 · Due from/to NDC	-85,414.85
1100 · Acquisition	
1101 · Property Acquisition	1,600,000.00
1103 · Settlement Charges	84,940.52
1104 · Acquistion Appraisal	10,000.00
1105 · Loan Commitment Fees	20,378.00
Total 1100 · Acquisition	1,715,318.52
1150 · Pre-Construction and Holding Co	
1151 · Real Property Taxes	6,287.60
Total 1150 · Pre-Construction and Holding Co	6,287.60
1300 · Permits/Testing/Inspection	
1301 · Permit Costs	10,000.00
1303 · 3rd Party Permit Review	15,000.00
Total 1300 · Permits/Testing/Inspection	25,000.00
1350 · Utility Connections	
1352 · WASA Fees	7,500.00
1358 · Other Utility	8,278.77
Total 1350 · Utility Connections	15,778.77
1400 · Professional Fees WIP	
1402 · Architects	15,741.00
1403 · MEP Engineer	12,100.00
1404 · Structural Engineer	9,900.00
1405 · Civil Engineer	21,376.02
1407 · Geotechnical Engineer	6,706.00
1420 · Financing Consultant	10,250.00
1422 · Utilities/Energy Consultant	3,050.00
1430 · Other Consultants	5,000.00
Total 1400 · Professional Fees WIP	84,123.02
1500 · Insurance/Taxes/Fees	
1502 · General Liability Insurance	10,114.32
Total 1500 · Insurance/Taxes/Fees	10,114.32
1600 · Legal WIP	
1620 · Other Legal	5,149.50
Total 1600 · Legal WIP	5,149.50
1700 · Marketing WIP	
1702 · Signage	159.00
1707 · Other Marketing	510.00
Total 1700 · Marketing WIP	669.00
1800 · Finance & Accounting Fees	
1807 · Appraisals	6,500.00

03/13/19
Accrual Basis

Benning LLC
Balance Sheet
As of December 31, 2018

	Dec 31, 18
1810 · Project Accounting	1,155.00
Total 1800 · Finance & Accounting Fees	7,655.00
1900 · Miscellaneous & Contingency	
1901 · Printing & Reproduction	384.00
1902 · Couriers & Shipping	73.96
1906 · Other Miscellaneous Costs	965.89
Total 1900 · Miscellaneous & Contingency	1,423.85
Total Other Current Assets	1,786,104.73
Total Current Assets	1,800,955.57
TOTAL ASSETS	**1,800,955.57**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
2110 · Loan Payable - FVC Bank	610,857.43
2115 · Seller Note Payable	378,000.00
Total Long Term Liabilities	988,857.43
Total Liabilities	988,857.43
Equity	
3000 · Contributions	
Total 3000 · Contributions	812,000.00
Net Income	-674.32
Total Equity	811,325.68
TOTAL LIABILITIES & EQUITY	**1,800,183.11**

03/19/19
Accrual Basis

Benning LLC
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
4200 · Rental Income	600.00
Total Income	600.00
Gross Profit	600.00
Expense	
Merchant deposit fees	3.00
6500 · General & Admin.	
6501 · Bank Fees	55.54
Total 6500 · General & Admin.	55.54
7040 · Miscellaneous	530.78
7400 · Professional Fees	
7406 · Accounting	685.00
Total 7400 · Professional Fees	685.00
Total Expense	1,274.32
Net Ordinary Income	-674.32
Net Income	**-674.32**

Benning LLC
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-674.32
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1025 · Due from/to NDC	85,414.85
1100 · Acquisition:1101 · Property Acquisition	-1,600,000.00
1100 · Acquisition:1103 · Settlement Charges	-84,940.52
1100 · Acquisition:1104 · Acquistion Appraisal	-10,000.00
1100 · Acquisition:1105 · Loan Commitment Fees	-20,378.00
1150 · Pre-Construction and Holding Co:1151 · Real Property Taxes	-6,287.60
1300 · Permits/Testing/Inspection:1301 · Permit Costs	-10,000.00
1300 · Permits/Testing/Inspection:1303 · 3rd Party Permit Review	-15,000.00
1350 · Utility Connections:1352 · WASA Fees	-7,500.00
1350 · Utility Connections:1358 · Other Utility	-8,278.77
1400 · Professional Fees WIP:1402 · Architects	-15,741.00
1400 · Professional Fees WIP:1403 · MEP Engineer	-12,100.00
1400 · Professional Fees WIP:1404 · Structural Engineer	-9,900.00
1400 · Professional Fees WIP:1405 · Civil Engineer	-21,376.02
1400 · Professional Fees WIP:1407 · Geotechnical Engineer	-6,706.00
1400 · Professional Fees WIP:1420 · Financing Consultant	-10,250.00
1400 · Professional Fees WIP:1422 · Utilities/Energy Consultant	-3,050.00
1400 · Professional Fees WIP:1430 · Other Consultants	-5,000.00
1500 · Insurance/Taxes/Fees:1502 · General Liability Insurance	-10,114.32
1600 · Legal WIP:1620 · Other Legal	-5,149.50
1700 · Marketing WIP:1702 · Signage	-159.00
1700 · Marketing WIP:1707 · Other Marketing	-510.00
1800 · Finance & Accounting Fees:1807 · Appraisals	-6,500.00
1800 · Finance & Accounting Fees:1810 · Project Accounting	-1,155.00
1900 · Miscellaneous & Contingency:1901 · Printing & Reproduction	-384.00
1900 · Miscellaneous & Contingency:1902 · Couriers & Shipping	-73.96
1900 · Miscellaneous & Contingency:1906 · Other Miscellaneous Costs	-965.89
Net cash provided by Operating Activities	-1,786,779.05
FINANCING ACTIVITIES	
2110 · Loan Payable - FVC Bank	610,857.43
2115 · Seller Note Payable	378,000.00
3000 · Contributions:	582,000.00
Net cash provided by Financing Activities	1,570,857.43
Net cash increase for period	-215,921.62
Cash at beginning of period	230,000.00
Cash at end of period	**14,078.38**